UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   SMITH II            ROBERT J.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VICE-PRES. OF SOFTWARE
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     2,869          D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $10.0625        07/28/98       A         9,937                             08/01/02 (1) 07/28/08
to buy)
Incentive Stock Option (right  $11.1250        01/09/98       A         3                                 11/17/99 (2) 01/09/08
to buy)
Incentive Stock Option (right  $11.7500        01/26/98       A         18,887                            (3)          01/26/08
to buy)
Incentive Stock Option (right  $16.3750                                                                   08/01/01     07/03/07
to buy)
Incentive Stock Option (right  $21.1250        01/26/98       D                          18,887           03/24/98     04/04/07
to buy)
Non-Qualified Stock Option     $10.0625        07/28/98       A         15,063                            08/01/02 (1) 07/28/08
(right to buy)
Non-Qualified Stock Option     $11.1250        01/09/98       A         19,997                            (4)          01/09/08
(right to buy)
Non-Qualified Stock Option     $11.7500        01/26/98       A         56,113                            (5)          01/26/08
(right to buy)
Non-Qualified Stock Option     $11.8750        01/23/98       A         25,000                            (6)          01/23/08
(right to buy)
Non-Qualified Stock Option     $16.3750                                                                   08/01/01     07/03/07
(right to buy)
Non-Qualified Stock Option     $21.1250        01/26/98       D                          56,113           03/24/98     04/04/07
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right  07/28/98  Common Stock                   9,937                     9,937         D   Direct
to buy)
Incentive Stock Option (right  01/09/98  Common Stock                   3                         3             D   Direct
to buy)
Incentive Stock Option (right  01/26/98  Common Stock                   18,887                    18,887        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   58                        58            D   Direct
to buy)
Incentive Stock Option (right  01/26/98  Common Stock                   18,887                    0             D   Direct
to buy)
Non-Qualified Stock Option     07/28/98  Common Stock                   15,063                    15,063        D   Direct
(right to buy)
Non-Qualified Stock Option     01/09/98  Common Stock                   19,997                    19,997        D   Direct
(right to buy)
Non-Qualified Stock Option     01/26/98  Common Stock                   56,113                    56,113        D   Direct
(right to buy)
Non-Qualified Stock Option     01/23/98  Common Stock                   25,000                    25,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   15,942                    15,942        D   Direct
(right to buy)
Non-Qualified Stock Option     01/26/98  Common Stock                   56,113                    0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Option becomes 100% exercisable on 8/1/2002.
(2)
Option becomes exercisable as to 1 share each on 11/17/99, 11/17/2000 and 11/17/2001.
(3)
Option begins vesting on 1/26/98 and is exercisable quarterly as to 4,733 shares in each 1998, 1999 and 2000, and 4,688 in 2001.
(4)
Option begins vesting on 11/17/98 and is exercisable quarterly as to 6,999 shares each in 1999 and 2000, and 5,999 shares in 2001.
(5)
Option begins vesting on 1/26/98 and is exercisable quarterly as to 28,079 shares in 1998, and 14,017 shares each in 1999 and 2000.
(6)
Vests and is exercisable 100% six months following a 'change of control' of the company.
-
Includes shares acquired pursuant to the 1993 Employee Stock Purchase Plan

SIGNATURE OF REPORTING PERSON
/S/ SMITH II            ROBERT J.
DATE